Room 4561

February 20, 2007

Mr. Bob Van Leyen
Chief Financial Officer
Raptor Networks Technology, Inc.
1241 E. Dyer Road, Suite 150
Santa Ana, California 92705

Re: **Raptor Networks Technology, Inc.**
        Registration Statement on Form SB-2 filed January 24, 2007
        File No. 333-140178

Dear Mr. Van Leyen:

        This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

1.   The 15,267,292 shares represents approximately 30 percent of the number of shares held by non-affiliated holders which appears to be approximately 50 million shares. In your response letter, explain the basis on which you conclude that the sales by the selling stockholders do not involve a primary offering by the issuer. In particular, why do you believe that the offering is not "by or on behalf of the registrant," as that phase is used in sub-paragraphs (a)(1)(i) and (a)(4) of Rule 415.

2.   Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the senior convertible notes and warrants that you have

registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the senior convertible notes and warrants).

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the senior convertible notes in this disclosure.

    Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to you from the sale of the senior convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of senior convertible notes.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit the selling shareholders could realize as a result of the conversion discount for the shares of common stock underlying the senior convertible notes, presented in a table with the following information disclosed separately:

    ▪ the market price per share underlying the senior convertible notes on the date of the sale of the senior convertible notes;

    ▪ the initial conversion price per share of the shares underlying the senior convertible notes;

    ▪ the total possible shares underlying the senior convertible notes (assuming no interest payments and complete conversion throughout the term of the senior convertible notes);

    ▪ the combined market price of the total number of shares underlying the senior convertible notes, calculated by using the market price per share on the date of the sale of the senior convertible notes and the total possible shares underlying the senior convertible notes;

    ▪ the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the senior convertible notes calculated by using the initial conversion price of the senior convertible notes and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the senior convertible notes, calculated by subtracting the total conversion price on the date of the sale of the senior convertible notes from the combined market price of the total number of shares underlying the senior convertible notes on that date.

With respect to the provisions in the senior convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, please provide additional disclosure with respect to the "full ratchet" anti-dilution adjustment.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit to be realized as a result of any conversion discounts for the shares of common stock underlying the warrants that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

- market price per share of the underlying shares on the date of the sale of the warrants;

- the initial exercise price per share of the warrants, as amended;

- the total possible shares to be received under the warrants (assuming complete exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of the warrants and the total possible shares to be received;

- the total possible shares to be received and the combined exercise price of the total number of shares underlying the warrants calculated by using the initial exercise price of the warrants, as amended, and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of the warrants, calculated by subtracting the total exercise price on the date of the sale of the warrants from the combined market price of the total number of underlying shares on that date.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to you in the transaction;

- all payments that have been made or that may be required to be made by you that are disclosed in response to our prior comment 3;

- the resulting net proceeds to you; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the shares underlying the senior convertible notes and the warrants that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to prior comments 4 and 5.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure—as a percentage—of the total amount of all possible payments as disclosed in response to prior comment 3 and the total possible discount to the market price of the shares underlying the senior convertible notes as disclosed in response to prior comment 3 divided by the net proceeds to you from the sale of the senior convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between you and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

8.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

9.   Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether you have the intention, and a reasonable basis to believe that you will have the financial ability, to make all payments on the overlying securities; and

- whether—based on information obtained from the selling shareholders—any of the selling shareholders have an existing short position in your common stock and, if any of the selling shareholders have an existing short position, the following additional information:

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

10.   Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons)—the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the senior convertible notes; and

- copies of all agreements between you and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the senior convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

11.   Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which you determined the number of shares you seek to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the selling shareholders section of the prospectus.

Facing Page

12.   We note your reference to Rule 416 under the Securities Act with respect to "a stock split, stock dividend or similar transaction." Please confirm your understanding that Rule 416 will not be applicable to additional shares issuable as a consequence of "full ratchet" conversion price adjustments.

Prospectus Summary, page 3

13.   Please provide us support for your statement that the ER-1010 is "capable of reducing the cost of switch performance by enabling an entire network to be architected from common, high performance building blocks." Please advise and consider additional disclosure where appropriate of how your product differs from other products and, therefore results in a lower cost.

Exhibit 5.1

14.   Please file counsel's opinion with respect to the shares being registered as soon as practicable.

*   *   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Daniel Lee at (202) 551-3477 or me at (202) 551-3462 with any questions. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        Thomas J. Crane, Esq.
        Garett M. Sleichter, Esq.
        Rutan & Tucker, LLP
        Telephone: (714) 641-5100
        Facsimile: (714) 546-9035